FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of April 2008

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference is the following Registrant’s press release:

BOS issues letter to shareholders.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: April 17, 2008

BOS issues letter to shareholders.

RISHON LEZION, Israel, April 17, 2008 (BUSINESSWIRE) The following is a letter to shareholders of B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ:BOSC; TASE: BOSC).

Dear Shareholders, Investors and Friends,

This Management Letter marks the beginning of a new tradition at B.O.S. Better Online Solutions Ltd. (“BOS”), in which we will provide updates and information supplementing our ongoing press releases.

I have completed my first year as the President and Chief Executive Officer of BOS and it is with excitement that I look back at the Company’s achievements during this period of time. At the beginning of 2007, BOS adopted a new strategic vision of becoming a worldwide leader in providing comprehensive Mobile & RFID solutions, targeted to improve the control and efficiency of enterprise logistics and organizational process, monitoring and control.

Strongly committed to this new strategy, BOS embarked on organizational and structural changes encompassing all divisions of the Company including moving our geographical locations to focus on vital business and investment centers.

Financial Overview

We are pleased to present our revenue projections for 2008. For the full year, we expect to earn pro-forma revenues of $55 million, which represents a 123 % increase in sales over 2007 results. We estimate EBITDA will be $2 million for 2008.

In order to finance our ambitious growth plan, we were active in the capital markets in 2007 including raising $ 2.2 million through a conversion of debt to equity as well as raising a total of $ 7.1 million in equity investments. These transactions improved our balance sheet and better positioned BOS for embarking on its growth initiatives in 2008 designed to strengthen product offerings and distribution channels worldwide.

Merger and Acquisitions Strategy

In order to upgrade our technological infrastructure and expand our software product offerings, we have replaced our senior management and retained the services of highly motivated and skilled employees. We then acquired two companies.

In November 2007, we announced the acquisition of Summit Radio Corp., a U.S. based company, situated in New Jersey. The acquisition of Summit allows BOS to offer a diversified supply chain solution to major international aviation and aerospace manufacturers, and provide BOS’ Mobile and RFID solutions platform to the U.S. markets.

Summit is a profitable company, with

(i)	A 50-year track record of excellence in the Aviation and Aerospace sector;

(ii)	Strong business relationships with major clients in the industry;

(iii)	Numerous synergies with BOS’ supply chain solutions.

In January 2008, we announced the acquisition of the business operations of Dimex Systems Ltd.. This acquisition has transformed BOS into the largest leading Israeli integrator of AIDC (Automatic Identification and Data Collection) solutions based on RFID and Barcode technology, offering Mobile & RFID Solutions in the Data collection field in Israel.

Dimex has a well established reputation of offering unique and innovative solutions in the Automatic Identification and Data Collection (“AIDC”) field. Our customers are major Israeli corporations.

We have already begun to leverage BOS’ and Dimex’s synergies to offer solutions that are being well received by the market.

The Mobile & RIFD Solutions

Based on our new capabilities comprising the BOS Group we can now offer comprehensive (hardware and software) Mobile & RIFD solutions in international markets and enjoy an increasing presence in these markets. We have also entered into strong strategic partnerships and have expanded our worldwide enterprise customer relationships.

We believe that these acquisitions will catapult the scale of our business and position us for considerably enhanced future profitability. These two acquisitions have paved the way to greater presence in the international markets.

BOS’ current product offerings include:

(i)	Fully integrated Mobile and RFID Solutions that combine:

(a)	Software Applications – RFID Server, system management application and data collection tools with seamless interface to business application, and (b) Mobile Infrastructure – Automatic identification and data collection equipment based on RFID and barcode technology; and

(ii)	Supply Chain Solutions – reselling electronic systems and components for security, aerospace and networks.

2008 is expected to be the year of synergy, implementation of our strategy and integration amongst all of the arms constituting the BOS Group, to offer BOS’ two main focuses: fully integrated Mobile and RFID Solutions and Supply Chain Solutions.

We are confident that the results will be fully reflected in 2009.

A Note of Thanks

I would like to take this opportunity to thank our entire organization for their continued hard work and effort. We have set out to build a profitable, leading international Mobile & RFID company. The acquisitions of Summit and Dimex are a major step in our growth strategy and ongoing goal of enhancing shareholder value.

Thank you for your continued support of BOS.

Sincerely,

Shmuel Koren,

President and Chief Executive Officer

B.O.S. Better Online Solutions Ltd.

About BOS

B.O.S Better Online Solutions Ltd. (“BOS”) was established in 1990.

BOS’s operations consist of:

(i)	Fully integrated Mobile and RFID Solutions that combine:

(a)	Software Applications – RFID Server, system management application and data collection tools with seamless interface to business application, and

(b)	Mobile Infrastructure – Automatic identification and data collection equipment based on RFID and barcode technology; and

(ii)	Supply Chain Solutions, reselling electronic systems and components for security, aerospace and networks.

BOS is traded on NASDAQ and on the Tel-Aviv stock exchange. Our website is www.boscorporate.com.

For further information please contact:

B.O.S Better Online Solutions Ltd.
Mr. Zvi Rabin +972 50-560-0140
zvi@kwan.co.il

or

Mr. Eyal Cohen, CFO, +972-3-954-1000
eyalc@boscom.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.